Filed by Goodrich Corporation
                           pursuant to Rule 425 under the Securities Act of 1933

                                          Subject Company: Coltec Industries Inc

                                  Goodrich Corporation Commission File No. 1-892


The following press release was issued by Goodrich Corporation on Tuesday, April 16, 2002:


GOODRICH CORPORATION COMMENCES REGISTERED EXCHANGE OFFER


CHARLOTTE, NC, April 16, 2002 - Goodrich Corporation today commenced an offer to exchange its new 7 1/2% Notes due 2008 for all of the outstanding 7 1/2% Series B Senior Notes due 2008 of its wholly owned subsidiary, Coltec Industries Inc. The company previously filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) for this offer, which is being made in connection with the company's spin-off of 100% of the common stock of EnPro Industries, Inc., of which Coltec will be a subsidiary.

Goodrich will offer $1,000 principal amount of its new notes for each $1,000 principal amount of old Coltec notes exchanged. Salomon Smith Barney is acting as the dealer-manager for the exchange offer.

Up to $300,000,000 of Goodrich's new notes will be available for the voluntary exchange offer, which will be subject to certain conditions. The offer is set to expire at 5 p.m. ET on May 14, 2002, unless the company decides to extend it.

Following the exchange offer, Goodrich plans to distribute 100% of the common stock of its subsidiary EnPro Industries, Inc. to its shareholders. Coltec Industries Inc will be a wholly owned subsidiary of EnPro after the completion of the spin-off.

A copy of the exchange offer prospectus is being distributed to all holders of the old Coltec notes and may also be obtained by contacting Mellon Investor Services LLC, the information agent, at (800) 241-6711. Any questions regarding the transaction should be directed to Salomon Smith Barney's Liability Management Group at (800) 558-3745.

This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. INVESTORS ARE URGED TO READ THE PROSPECTUS FILED WITH THE SEC BY GOODRICH IN RESPECT OF THE EXCHANGE OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors can obtain the prospectus free of charge at the SEC's website (http://www.sec.gov) or by directing a request to Goodrich Corporation, Four Coliseum Centre, 2730 West Tyvola Road, Charlotte, North Carolina, 28217, or to Mellon Investor Services at the number provided above.

With 2001 aerospace sales of $4.2 billion, Goodrich Corporation (NYSE: GR) is a leading worldwide supplier of aerospace components, systems and services. The company plans to spin off its engineered industrial products business to shareholders in the second quarter of 2002.

Certain statements made in this release are forward-looking statements regarding the company's future plans, objectives, and expected performance. Specifically, statements that are not historical facts, including statements accompanied by words such as "plan" are intended to identify forward-looking statements and convey the uncertainty of future events or outcomes. Goodrich cautions readers that any such forward-looking statements are based on assumptions that Goodrich believes are reasonable, but are subject to a wide range of risks, and actual results may differ materially.

An important factor that could cause actual results to differ includes, but is not limited to, the timing and successful completion of the spin-off of EnPro. Further information regarding the spin-off and the exchange offer and the factors that could cause actual results to differ materially from projected results can be found in EnPro's Registration Statement on Form 10 filed with the Securities and Exchange Commission on March 15, 2002 and in Goodrich's Annual Report on Form 10-K for the year ended December 31, 2001.

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